SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 7, 2014

List of materials

Documents attached hereto:

i) Press Release announcing Sale of Certain Buildings and Premises at Gotenyama Technology Center.

March 7, 2014
Sony Corporation

Sale of Certain Buildings and Premises at Gotenyama Technology Center

Sony Corporation (“Sony”) today announced that it has agreed to sell the NS Building and Building 4 and premises (1-12, Kitashinagawa 5 cho-me, Shinagawa-ku, Tokyo, Japan) at the Gotenyama Technology Center owned by Sony to Sumitomo Realty & Development Co., Ltd., a Japanese real estate company.

The agreed sale price is 16.1 billion yen and Sony aims to close this sale by the end of April 2014.  Sony expects to realize a gain on the sale of approximately 10 billion yen, to be recorded as operating income, in the first quarter of the fiscal year ending March 31, 2015, when the sale closes.  No impact is anticipated on Sony’s forecast of the consolidated financial results for the fiscal year ending March 31, 2014 as a result of this sale.